Exhibit 99.2

ENCORE ENERGY CORP. (formerly, Wolfpack Gold Corp.) Annual General Meeting to be held on July 21, 2015 Notice of Annual General Meeting and Information Circular June 9, 2015

ENCORE ENERGY CORP.
34 King Street East, Suite 1200
Toronto, Ontario  M5C 2X8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of enCore Energy Corp. (the “Company”) will be held at 1600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia on V6C 3L2 on Tuesday, July 21, 2015 at 9:30 a.m. (Vancouver, British Columbia time).  At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2014, together with the auditor’s report thereon, and consider resolutions to:

1.	fix the number of directors at six;

2.	elect directors for the ensuing year;

3.	appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Company for the ensuing year;

4.	authorize the directors to determine the remuneration to be paid to the auditor;

5.	confirm the Company’s stock option plan, as required annually by the policies of the TSX Venture Exchange; and

6.	transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The Board of Directors (the “Board”) requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”).  If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by 9:30 a.m. (Vancouver, British Columbia time) on Friday, July 17, 2015 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy.  Only shareholders of record at the close of business on Tuesday, June 9, 2015 will be entitled to vote at the Meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 9th day of June, 2015.

ON BEHALF OF THE BOARD

“William M. Sheriff”
William M. Sheriff,
Chairman of the Board

ENCORE ENERGY CORP.
34 King Street East, Suite 1200
Toronto, Ontario  M5C 2X8

INFORMATION CIRCULAR

(as at June 9, 2015 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the Management of enCore Energy Corp. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Tuesday, July 21, 2015 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

All references to “$” in this Circular are to Canadian dollars, unless stated otherwise.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company.  A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.  The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”) by 9:30 a.m. (local time in Vancouver, British Columbia) on Friday, July 17, 2015, or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)
signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by Proxy in the form provided to shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him.  If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company (the “Management”) knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name.  Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those common shares will, in all likelihood, not be registered in the shareholder’s name.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  In the United States, the vast majority of such common shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms.  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting.  The VIFs must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.  If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”).  Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.  If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

Pursuant to the provisions of NI 54-101, the Company is providing the Notice of Meeting, Circular and Proxy or VIF, as applicable, to both registered owners of the securities and non-registered owners of the securities.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.  As a result, if you are a non-registered owner of the securities, you can expect to receive a scannable VIF from Computershare. Please complete and return to Computershare in the envelope provided or by facsimile.  In addition, telephone voting and internet voting instructions can be found on the VIF.  Computershare will tabulate the results of the VIFs received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.  Pursuant to the provisions of NI 54-101, the Company does not intend to pay for intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documents.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder.  If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 9:30 a.m (Vancouver, British Columbia time) on the day which is at least three business days prior to the Meeting.  A Beneficial Shareholder who wishes to attend the Meeting and to vote their common shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2014, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of an unlimited number of common shares of which 57,242,750 common shares are issued and outstanding.  All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at June 9, 2015 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the issued and outstanding common shares of the Company:

Name of shareholder	Approximate Number of Shares	Approximate Percentage of Outstanding Shares
Seabridge Gold Inc.	6,626,500(1)	11.58%
Till Capital Ltd.	13,847,000(2)	24.19%

Notes:

(1)	Of these Common shares, Seabridge Gold Inc. holds 5,506,600 directly and has control or direction over 1,120,000.

(2)	Of these Common shares Till Capital Ltd. has control or direction over 11,100,000 and owns 2,747,000 indirectly through its wholly-owned subsidiary, Resource Re Ltd.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  Management of the Company (“Management”) proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by Management will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.  The number of directors of the Company was set at seven (7) at the Company’s last annual general meeting.  Shareholders will be asked at the Meeting to pass an ordinary resolution to set the number of directors for the ensuing year at six (6).

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
Dennis E. Stover Director and Chief Executive Officer Oklahoma, USA	CEO of the Company since August 2014; Management and technical consultant since April 2011; Executive Vice-President, Americas of Uranium One, Inc. from August 2007 to April 2011.	February 9, 2013	5,000(2)
William M. Sheriff(4)(5) Director and Chairman British Columbia, Canada	Chairman of the Company since October 2009; CEO of the Company from October 2009 to September 2010; Chairman of Old Wolfpack from February 2011 until May 2013; Chairman and CEO of Till Capital Corp. since April 2014; CEO of Americas Bullion Royalty Corp. from January 2009 until April 2014; CEO of Redtail Metals Corp. from October 2010 to April 2014; CEO of Silver Predator Corp. from May 2011 to February 2012; Chairman of Silver Predator Corp. since May 2006; Co-Chairman of Golden Predator Mining Corp. since April 2014.	October 30, 2009	5,314,667
William B. Harris(4)(5) Director Florida, USA	Partner of Solo Management Group, LLC, an investment management and financial consulting company since 1998.	October 30, 2009	33,333
Nathan A. Tewalt(5) Director Nevada, USA	CEO of the Company from May 2013 to August 2014; CEO of Silver Predator Corp. from February 2012 to July, 2014; CEO of Nevgold Resource Corp. from July 2008 to February 2012; CEO of Colombian Mines Corp. from May 2006 to March 2012.	May 15, 2013	700,000
Mark S. Pelizza Director Texas, USA
Principal of M.S. Pelizza & Associates from September 2014 to present; Uranium Resources, Inc. from August 1980 to September 2014 in positions leading to Sr. Vice President of Health, Safety and Environmental Affairs.
		December 18, 2014	369,000(3)
Richard M. Cherry(4) Director Oklahoma, USA	Consultant since April of 2006; CEO of Zenith Minerals from April 2008 to April 2010; CEO of Cotter Corp.from February 2000 to June 2006.	December 31, 2014	Nil

Notes:

(1)	The information as to principal occupation, business or employment and common shares beneficially owned or controlled has been provided by the nominees themselves.

(2)	These Common shares are held indirectly through the Dennis E. and Mary Ann Stover Revocable Living Trust.

(3)	These Common shares are held indirectly through the The Pelizza Family Limited Partnership.

(4)	A member of the Audit Committee.

(5)	A member of the Compensation Committee.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is and, or within the ten years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company:

(a)
that while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to, after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company and which resulted from an event that occurred while that person was acting in that capacity, of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about whether to vote for the proposed director.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2014, the Company had four Named Executive Officers (“NEOs”) being, Nathan A. Tewalt, the Chief Executive Officer from May 15, 2013 to August 15, 2014 (the “Former CEO”), Matthew Anderson, the Chief Financial Officer from November 1, 2012 to September 10, 2014 (the “Former CFO”), Dennis E. Stover, the Chief Executive Officer (the “CEO”) and Timothy P. Leybold, the Chief Financial Officer (“CFO”) of the Company.

“Named Executive Officer” means: (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

The Company’s compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company’s business. These policies and programs are intended to attract and retain capable and experienced people while complying with regulatory requirements. The compensation committee’s (the “Compensation Committee”) role and philosophy is to ensure that the Company’s compensation goals and objectives, as applied to the actual compensation paid to the Company’s CEO and other executive officers, are aligned with the Company’s overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its shareholders, the implications of the risks associated with the Company’s compensation policies and practices in light of the financial performance of the Company, the overall financial and operating performance of the Company and the Compensation Committee’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives. Since last year’s Meeting, neither the Board nor the Compensation Committee of the Company has proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation programme, and the Board does not believe that the Company’s compensation programme results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Company.

The current members of the Compensation Committee are William M. Sheriff, William B. Harris and Nathan A. Tewalt.  The function of the Compensation Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation Committee has been empowered to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company and to set stock based compensation; and to consider any other matters which, in the Compensation Committee’s judgment, should be taken into account in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers. The Board has adopted a charter for the Compensation Committee, which is attached as Schedule “A” to this Circular.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Board determines the type and amount of compensation for the CEO. The Board also reviews the compensation of the Company’s senior executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)           attracting and retaining talented, qualified and effective executives;

(b)           motivating the short and long-term performance of these executives; and

(c)           better aligning the interests of these executives with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its stock option plan.

Elements of the Compensation Program

The significant elements of compensation awarded to the NEOs (as defined above) are a cash salary and stock options. The Company does not presently have a long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and noncash elements of the Company’s compensation program. The Compensation Committee reviews annually the total compensation package of each of the Company’s executives on an individual basis, against the backdrop of the compensation goals and objectives described above, and make recommendations to the Board concerning the individual components of their compensation.

Cash Salary

As a general rule, the Company seeks to offer its NEOs a compensation package that is in line with that offered by other companies in the mineral exploration industry, and as an immediate means of rewarding the NEOs for efforts expended on behalf of the Company.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and the Company’s goals. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

Use of Financial Instruments

The Company does not have a policy that would prohibit a NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. However, Management is not aware of any NEO or director purchasing such an instrument.

Perquisites and Other Personal Benefits

The Company’s NEOs are not generally entitled to significant perquisites or other personal benefits not offered to the Company’s other employees.

Stock Options

The Company currently has in effect a stock option plan dated April 8, 2015 (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company and its shareholders by (a) ensuring that the interests of officers and employees are aligned with the success of the Company; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The Stock Option Plan provides optionees with the opportunity through the exercise of options to acquire an ownership interest in the Company.

The Stock Option Plan is administered by the Compensation Committee, which determines, from time to time the eligibility of persons to participate in the Stock Option Plan, when options will be granted, the number of common shares subject to each option, the exercise price of each option, the expiration date of each option and the vesting period for each option, in each case in accordance with applicable securities laws and stock exchange requirements.

It is not the Company’s practice to grant stock options to existing executive officers on an annual basis, but grants of stock options will be considered as the circumstances of the Company and the contributions of the individual warrant. Previous grants of options are taken into account when considering new grants as part of the Company’s plan to achieve its objective of retaining quality personnel.

Terms of the Stock Option Plan

The following is a summary of the material terms of the Stock Option Plan:

Eligible Optionees. Under the Stock Option Plan, the Company can grant options (the “Options”) to acquire common shares of the Company (the “Common Shares”) to directors, officers and consultants of the Company or affiliates of the Company, as well as to employees of the Company and its subsidiaries.

Number of Shares Reserved. The number of Common Shares which may be issued pursuant to Options granted under the Stock Option Plan may not exceed 10% of the issued and outstanding Common Shares from time to time at the date of the grant of Options.

Number of Shares Held by a Consultant. The maximum number of Common Shares which may be issued pursuant to Options granted to a consultant under the Stock Option Plan is limited to an amount equal to 2% of the then issued and outstanding Common Shares (on a non-diluted basis) in any 12-month period.

Number of Shares Held by Persons Performing Investor Relations. The maximum number of Common Shares which may be issued pursuant to Options granted to all persons in aggregate who are employed to perform investor relations activities is limited to an amount equal to 2% of the then issued and outstanding Common Shares (on a non-diluted basis) in any 12-month period, provided that such Options vest in stages over a 12-month period with no more than ¼ of the Options vesting in any 3-month period.

Maximum Term of Options. The term of any Options granted under the Plan is fixed by the Board and may not exceed five years from the date of grant.

Exercise Price. The exercise price of Options granted under the Stock Option Plan is determined by the Board, but may not be less than the closing price of the Company’s Common Shares on the TSX Venture Exchange (the “Exchange”) on the trading day immediately preceding the award date.

Vesting Provisions. Options granted under the Stock Option Plan may be subject to vesting provisions. Such vesting provisions are determined by the Board or the Exchange, if applicable.

Termination. Any Options granted pursuant to the Stock Option Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, employee of the Company, unless such cessation is on account of death. If such cessation is on account of death, the Options terminate on the first anniversary of such cessation. Directors or officers who are terminated for failing to meet the qualification requirements of corporate legislation, removed by resolution of the shareholders, or removed by order of a securities commission or the Exchange shall have their options terminated immediately. Employees or consultants who are terminated for cause or breach of contract, or by order of a securities commission or the Exchange shall have their Options terminated immediately.

Transferability. The Options are non-assignable and non-transferable.

Amendments. Any substantive amendments to the Stock Option Plan shall be subject to the Company first obtaining the approvals, if required, of (a) the shareholders or disinterested shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the Exchange, or any stock exchange on which the Common Shares may then be listed for trading; and (b) the Exchange, or any stock exchange on which the Common Shares may then be listed for trading.

Administration. The Stock Option Plan is administered by such director or other senior officer or employee as may be designated by the Board from time to time.

Board Discretion. The Stock Option Plan provides that, generally, the number of Common Shares subject to each Option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such Options shall be determined by the Board.

Compensation Governance

The Board has established a Compensation Committee comprised of three directors; William M. Sheriff, William B. Harris and Nathan A. Tewalt.  After the Timberline Resource Corporation transaction that was completed on August 15, 2014, the Board consisted of four members. Due to the size of the Board, the Compensation Committee is not comprised of a majority of independent members. William B. Harris is considered an independent member of the Compensation Committee. William M. Sheriff is not considered to be an independent member as he is the Chairman and CEO of Till Capital Ltd., which owns 24.19% Shares of the Comany and Nathan A. Tewalt is not considered to be an independent member as Mr. Tewalt acted as the Company’s CEO within the last 12 months. It is not expected Company will have a Compensation Committee going forward due the activity of the industry. The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the directors, and to make recommendations to the Board on the Company’s compensation policies. In addition, the Committee reviews the Company’s succession plans for the CEO and makes recommendations with respect to severance paid to executives. The Board’s Compensation Committee is responsible for approving stock options grants and administering the Stock Option Plan. The process adopted with respect to the review of compensation for the Company’s directors and senior officers is set out under the heading “Compensation Discussion and Analysis” above.

The Compensation Committee members’ collective experience in leadership roles, their extensive knowledge of the mining industry and their extensive experience in operations, financial matters and corporate strategy provide the Compensation Committee with the collective skills, knowledge and experience necessary to effectively carry out its mandate. The Board has adopted a formal charter for the Compensation Committee, which is attached as Schedule “A” to this Circular.

The Company has not retained a compensation consultant or advisor at any time since the Company’s most recently completed financial year.

SUMMARY COMPENSATION TABLE

Set out below is a summary of compensation paid or accrued during the Company’s three most recently completed financial years to the Company’s NEOs.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation ($)	Total compensation ($)
					Annul Incentive plans	Long-term incentive plans
Nathan A. Tewalt, Director, Former CEO(4)	2014 2013(2) 2013(3) 2012	Nil Nil N/A N/A	N/A N/A N/A N/A	$4,280 Nil $1,252 $91,350	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	$47,147(4) $15,848 $86,638(4) N/A	$51,427 $15,848 $87,890 $91,350
Matthew Anderson, Former CFO(5)	2014 2013(2) 2013(3) 2012	Nil Nil N/A N/A	N/A N/A N/A N/A	Nil Nil $4,877 $12,375	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	$2,326 $34,365(5) $11,334(5) Nil	$2,326 $34,365 $16,211 $12,375
Dennis E. Stover, Director, CEO(6)	2014 2013(2) 2013(3) 2012	Nil N/A N/A N/A	N/A N/A N/A N/A	$6,420 $7,510 N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	$28,416(6) Nil N/A N/A	$34,386 $7,510 N/A N/A
Timothy P. Leybold, CFO(7)	2014 2013(2) 2013(3) 2012	Nil N/A N/A N/A	N/A N/A N/A N/A	$1,605 N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A N/A N/A N/A	Nil(7) N/A N/A N/A	$1,605 N/A N/A N/A

Notes:

(1)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following assumptions:

For the financial year ended December 31, 2014

Risk-free interest rate:	1.15%
Expected dividend yield:	0.00%
Expected volatility:	89.38%
Expected life of option:	4.18 years

For the financial year ended January 31, 2013

Risk-free interest rate:	1.29%
Expected dividend yield:	0.00%
Expected volatility:	116%
Expected life of option:	4.55 years

For the financial year ended January 31, 2012

Risk-free interest rate:	2.02%
Expected dividend yield:	0.00%
Expected volatility:	100%
Expected life of option:	4.33 years

The Company has chosen the Black-Scholes methodology to calculate the grant date fair value of option-based awards as it is widely used by US and Canadian public companies in estimating option-based compensation values.

(2)
Information is for the 11 month period ended December 31, 2013.  In connection with the reverse takeover transaction (the“RTO”), the Company’s year end was changed from January 31, 2013 to December 31, 2013.

(3)	Information is for the year ended January 31, 2013.

(4)
Mr. Tewalt is a consultant acting as former CEO of the Company. During the fiscal year, Mr. Tewalt charged $47,147 for services rendered. Mr. Tewalt is a consultant acting as CEO to the Company. During the eleven months ended December 31, 2014, Mr. Tewalt charged $86,638 for services rendered. Mr. Tewalt was appointed to the board of directors on May 15, 2013.  Mr. Tewalt ceased to act as the Company’s CEO on August 15, 2014.

(5)
Mr. Anderson ceased to act as the Company’s CFO on September 10, 2014. Payments were made to Malaspina Consultants Inc. (“Malaspina”), a private company, of which Matthew Anderson is an employee. During the eleven months ended December 31, 2013, Malaspina charged $49,941 of which $34,365 was for services rendered by Matthew Anderson. During the year ended January 31, 2013, Malaspina charged $14,457 of which $11,334 was for services rendered by Matthew Anderson.

(6)
Mr. Stover has a consulting agreement with the Company to be compensated US$60,000 annually. The payments are paid in substantially equal regular monthly payments. Mr. Stover was appointed to the board of directors on February 9, 2012.  Mr. Stover was appointed as the Company’s CEO on August 15, 2014.

(7)
Mr. Leybold was appointed as the Company’s CFO on September 10, 2014.   Mr. Leybold is employed by Golden Predator US Holding Corp, a Till Capital Ltd. subsidiary. The Company pays Golden Predator US Holding Corp. a consulting fee of US$3,000 a month for accounting, financial reporting, and corporate secretarial services. Mr. Leybold’s fees are included in this agreement.

Narrative Discussion

Effective August 1, 2014, the Board approved the engagement agreement with Dennis E. Stover, doing business as Stover Alliance LLC, for an annual amount of US$60,000 to be paid in equal regular monthly payments for services rendered as CEO. On September 1, 2014, the Board approved a consulting agreement (the “Consulting Agreement”) with Golden Predator US Holding Corp. for a monthly amount of US$3,000 for accounting, financial reporting, and corporate secretarial services. The Consulting Agreement replaced the engagement letter the Board approved on October 22, 2012, that stated Matthew Anderson of Malaspina Consultants Inc. would receive $150 per hour for services rendered as the Former CFO. Nathan A. Tewalt charged a daily rate of US$700 for CEO services rendered.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The Company does not have any share-based awards held by a NEO.  The following table sets forth the outstanding option-based awards held by the NEOs of the Company at the end of the most recently completed financial year:

Outstanding Option-Based Awards

Option-based Awards
Name	Number of securities underlying unexercised options	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Nathan A. Tewalt, Director, Former CEO	350,000 16,667 400,000	$0.40 $0.75 $0.05	Mar 6, 2017 Feb 17, 2017 Dec 19, 2019	Nil Nil Nil
Matthew Anderson, Former CFO	Nil	N/A	N/A	Nil
Dennis E. Stover, Director, CEO	100,000 600,000	$0.75 $0.05	Feb 17, 2017 Dec 19, 2019	Nil Nil
Timothy P. Leybold, CFO	150,000	$0.05	Dec 19, 2019	Nil

Note:

(1)
“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2014 over the exercise price of the options.  The market price for the Company’s common shares on December 31, 2014 was $0.025.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Nathan A. Tewalt, Director, Former CEO	Nil	N/A	N/A
Matthew Anderson, Former CFO	Nil	N/A	N/A
Dennis E. Stover, Director, CEO	Nil	N/A	N/A
Timothy P. Leybold, CFO	Nil	N/A	N/A

Note:

(1)
Calculated by taking the difference between the stock price on the vesting date and the exercise price on the vesting date.  If the stock price on the vesting date (grant date) was less than the exercise price, the value is $Nil.

PENSION BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company and its subsidiaries are not parties to any contracts, and have not entered in to any plans or arrangements which require compensation to be paid to any of the NEOs in the event of:

(a)	resignation, retirement or any other termination of employment (whether voluntary, involuntary or constructive) with the Company or one of its subsidiaries;

(b)	a change of control of the Company or one of its subsidiaries; or

(c)	a change in the director, officer or employee’s responsibilities.

DIRECTOR COMPENSATION

Other than compensation paid to the NEOs, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

Director Compensation Table

Name	Fees earned ($)	Option-based awards ($)(1)	Share-based awards ($)	Pension value ($)	Non-equity inventive plan compensation ($)	All other compensation ($)	Total ($)
William M. Sheriff	Nil	$6,420	N/A	N/A	N/A	Nil	$6,450
William B. Harris	Nil	$4,815	N/A	N/A	N/A	Nil	$4,815
Mark S. Pelizza	Nil	$4,280	N/A	N/A	N/A	Nil	$4,280
Richard M. Cherry	Nil	$5,760	N/A	N/A	N/A	Nil	$5,760

Note:

(1)	The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following assumptions:

For the financial year ended December 31, 2014

Risk-free interest rate:	1.15%
Expected dividend yield:	0.00%
Expected volatility:	89.38%
Expected life of option:	4.18 years

For the financial year ended January 31, 2013

Risk-free interest rate:	1.29%
Expected dividend yield:	0.00%
Expected volatility:	116%
Expected life of option:	4.55 years

For the financial year ended January 31, 2012

Risk-free interest rate:	2.02%
Expected dividend yield:	0.00%
Expected volatility:	100%
Expected life of option:	4.33 years

The Company has chosen the Black-Scholes methodology to calculate the grant date fair value of option-based awards as it is widely used by US and Canadian public companies in estimating option-based compensation values.

Narrative Discussion

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Exchange. During the most recently completed financial year, no incentive stock options were granted to directors, including directors who are NEOs.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The Company does not have any share-based awards held by a director.  The following table sets forth details of all awards granted to directors of the Company which are outstanding at the end of the most recently completed financial year.

Outstanding Option-Based Awards

	Option-based Awards
Name	Number of securities underlying unexercised options	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)
William M. Sheriff	350,000 116,666 16,667 350,000 95,833 600,000	$0.40 $0.45 $0.75 $0.40 $0.75 $0.05	Nov 3, 2016 Sep 23, 2015 Jan 17, 2016 Nov 3, 2016 Feb 17, 2017 Dec 19, 2019	Nil Nil Nil Nil Nil Nil
William B. Harris	33,333 11,667 16,667 450,000	$0.45 $0.75 $0.75 $0.05	Sep 23, 2015 Jan 17, 2016 Feb 17, 2017 Dec 19, 2019	Nil Nil Nil Nil
Mark S. Pelizza	400,000	$0.05	Dec 19, 2019	Nil
Richard M. Cherry	400,000	$0.05	Dec 31, 2019	Nil

Note:

(1)
“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2014 over the exercise price of the options.  The market price for the Company’s common shares on December 31, 2014 was $0.025.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each director:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
William M. Sheriff	Nil	N/A	Nil
William B. Harris	Nil	N/A	Nil
Mark S. Pelizza	Nil	N/A	Nil
Richard M. Cherry	Nil	N/A	Nil

Note:

(1)
Calculated by taking the difference between the stock price on the vesting date and the exercise price on the vesting date.  If the stock price on the vesting date (grant date) was less than the exercise price, the value is $Nil.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	5,379,166	$0.46	345,109
Equity compensation plans not approved by the securityholders	N/A	N/A	N/A
Total	5,379,166	$0.46	345,109

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the most recently completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS
TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors and the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Auditor

The auditors of the Company are PricewaterhouseCoopers LLP (“PWC”), located at 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7.  PWC was first appointed as the Company’s auditor in June, 2013.

Proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of PWC, as auditor for the Company to hold office for the ensuing year with remuneration to be fixed by the Board.

MANAGEMENT CONTRACTS

Other than as disclosed elsewhere in this Circular, no management functions of the Company are to any substantial degree performed by a person or company other than the directors or NEOs of the Company.

AUDIT COMMITTEE

The Company is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.

Audit Committee Charter

The Audit Committee’s charter is attached as Schedule “B” to this Circular.

Composition of Audit Committee and Independence

The Company’s current Audit Committee consists of William M. Sheriff, Richard M. Cherry and William B. Harris.

National Instrument 52-110 - Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment.  All of the Company’s current Audit Committee members are “independent” within the meaning of NI 52-110 other than William M. Sheriff who is the Chairman and CEO of Till Capital Ltd.  NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

All members of the audit committee have:

•
an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and provisions;

•
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

The relevant education and/or experience of each member of the Audit Committee is described below:

William M. Sheriff – An entrepreneur and visionary with over 30 years experience in the minerals industry and the securities industry, Mr. Sheriff serves as the Chairman of the Company. Mr. Sheriff also co-founded and presently serves as Chairman and Chief Executive Officer of Till Capital Ltd. Prior to founding Till Capital Ltd. and its predecessor Golden Predator Corp.  Mr. Sheriff was a pioneer in the uranium renaissance as co-founder and Chairman of Energy Metals Corp., and was responsible for compiling the largest domestic uranium resource base in US history before the company was acquired by Uranium One Corp for $1.8 billion. Mr. Sheriff also serves as Chairman of Timberline Resources Corporation, Silver Predator Corp., and is a Co-Chairman of Golden Predator Mining Corp. In addition to serving as Chairman of Energy Metals Corp., Mr. Sheriff previously served as Chairman of EMC Metals Corp., and as a Director of Uranium One Inc., Midway Gold Corp., Eurasian Minerals Inc. and Starcore International Mines Ltd. Mr. Sheriff was also a registered representative holding positions with A.G.Edwards, and Mitchum Jones and Templeton in addition to having his own securities firm. Mr. Sheriff holds a BSc degree (Geology) from Fort Lewis College, Colorado and an MSc in Mining Geology from the University of Texas-El Paso and owns one of the largest privately held mining databases in the world.

Richard M. Cherry – Mr. Cherry is a veteran executive of the nuclear industry, having worked for several leading companies in the areas of uranium mining, production, conversion, marketing and power generation operations for 40 years. He is currently employed as a consultant to the uranium mining industry. Mr. Cherry previously served as President and CEO of Cotter Corporation and Nuclear Fuels Corporation, both affiliates of General Atomics Corporation. Mr. Cherry was responsible for all aspects of Cotter’s mining and milling operations in Colorado, including uranium and vanadium ores with over 200 employees. His participation in Nuclear Fuels Corporation made him responsible for the worldwide uranium marketing efforts for all General Atomics’ affiliates. Mr. Cherry also served as Vice President of ConverDyn and Nuclear Fuels Corporation. ConverDyn is a joint venture between Honeywell International and General Atomics focused on marketing uranium conversion services to large electrical utilities worldwide. Mr. Cherry has international experience having served UG, U.S.A Inc. of Atlanta, Georgia as Vice President. UG U.S.A Inc. is the US subsidiary of the German uranium trading company based in Frankfurt, which trades all forms of nuclear fuel. Mr. Cherry also served as the Regional Director-Far East for Sequoyah Fuels Corporation marketing the Company’s uranium conversion services to clients in Japan, South Korea and Taiwan. Mr. Cherry also previously served as CEO & President of Zenith Minerals, a private uranium mining company, CEO & Director of Uranium International, and served on the board of Sequoyah Fuels Corporation. Mr. Cherry held various management and technical positions at Kansas Gas and Electric for the Wolf Creek Nuclear Generating Station as it progressed from construction through start-up and power generation, he was responsible for all commercial and technical areas required to secure and design nuclear fuel. Mr. Cherry holds an M.S. in Mechanical Engineering from Wichita State University and a B.S. in Engineering Physics from the University of Oklahoma. He is a Licensed Professional Engineer (State of Kansas) and a Member of the American Nuclear Society and has made presentations at industry conferences including the Nuclear Energy Institute.

William B. Harris - Mr. Harris is a partner of Solo Management Group, LLC, an investment and management consulting firm. He is currently a director and member of the Audit Committee of Till Capital Ltd., Silver Predator Corp and Scandium International Mining Corp. He was previously a board and Audit Committee member of Gold One International Limited, Potash One Inc., and Energy Metals Corporation, Chairman and Executive Committee member of the American Fiber Manufacturers Association, and former President and CEO of Hoechst Fibers Worldwide, the global acetate and polyester business of Hoechst AG. At Hoechst Fibers Worldwide, Mr. Harris managed the business’ $5 billion operation, comprised of 21,000 employees and production locations in 14 different countries. Within Hoechst AG and its subsidiaries, Mr. Harris held various positions, including Chairman of the Board of Grupo Celanese S.A., a publicly traded company in Mexico with sales in excess of $1 billion, and VP Finance, CFO, Executive VP and Director of Celanese Canada Inc. a publicly-traded company in Canada. He was also VP, Treasurer and Chairman of the Audit Committee of Hoechst Celanese Corporation. Mr. Harris is a graduate of Harvard College (BA in English) and Columbia University Graduate School of Business (MBA in Finance).

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to PricewaterhouseCoopers LLP, Chartered Accountants, for services rendered in the last two financial years:

	2014	2013
	($)	($)
Audit fees(1)	$79,931	$18,360
Audit related fees(2)	$17,031	Nil
Tax fees(3)	Nil	$11,000
All other fees(4)	$493	$10,952
Total	$96,962	$40,312

Notes:

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two financial years for audit fees.

(2)
“Audited related fees” include the aggregate fees billed in each of the last two financial years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include, due diligence assistance, accounting consultations on proposed transactions and audit or attest services not required by legislation or regulation.

(3)
“Tax fees” include the aggregate fees billed in each of the last two financial years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.  The services provided include tax planning and tax advice.

(4)
“All other fees” include the aggregate fees billed in each of the last two financial years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations.  The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating six (6) individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company.  The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement.  All of the current members of the Board are considered “independent” within the meaning of NI 52-110, except for Dennis E. Stover, who is the CEO of the Company, Nathan A. Tewalt, who is a former CEO of the Company and William M. Sheriff who is the Chairman and CEO of Till Capital Ltd.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals.  The day-to-day management of the business and affairs of the Company is delegated by the Board to the CEO.  The Board will give direction and guidance through the CEO to Management and will keep Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an audit committee and an audit committee chairperson and a compensation committee and compensation committee chairperson. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO, CFO and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the CEO, appoints the senior officers of the Company and approves the senior management structure of the Company.

The Board exercises its independent supervision over management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board.  The Board shall meet not less than three times during each year and will endeavour to hold at least one meeting in each financial quarter.  The Board will also meet at any other time at the call of the President, or subject to the Articles of the Company, of any director.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia) (the “Act”), is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

Directorships

The following directors of the Company are also directors of other reporting issuers as stated:

•	William M. Sheriff is a director of Silver Predator Corp., Till Capital Ltd., Golden Predator Mining Corp. and Timberline Resource Corporation;

•	William B. Harris is a director of Till Capital Ltd., Silver Predator Corp. and Scandium International Mining Corp.; and

•	Nathan A. Tewalt is a director of Silver Predator Corp and Accelitec, Inc.

Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company’s business, current projects, reports on operations and results, public disclosure filings by the Company, reports on and industry, and the responsibilities of directors. With respect to continuing education, Board meetings may include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members on an ongoing basis.

Ethical Business Conduct

The Board has adopted a written code of conduct applicable to directors, officers, employees, consultants and contractors of the Company, entitled “Code of Business Conduct and Ethics” (the “Code”). The Board monitors compliance with the Code through the Chair of the Audit Committee and the Chief Executive Officer. The Code provides that each person is personally responsible for and it is their duty to report violations or suspected violations of the Code, and that no person will be discriminated against for reporting what that person reasonably believes to be a breach of the Code or any law or regulation.

The Code also requires each director, officer, employee and consultant of the Company to fully disclose in writing his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such an interest has been disclosed, the Chair of the Audit Committee or Board will determine what course of action should be taken.

A copy of the Code is available on SEDAR at www.sedar.com and on the Company’s website.

The Company requires any director or officer who has a material interest in an entity which is a party to a proposed or actual material contract or transaction with the Company to disclose the nature and extent of such interest in writing to the Company, or at a meeting of directors. Directors are also required to comply with the Company’s “Timely Disclosure, Confidentiality and Insider Trading Policy”.

Nomination of Directors

The Board identifies new candidates for board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects and timing.  Prospective directors are not approached until consensus is reached.  This process takes place among the Chairman and a majority of the non-executive directors.

Audit Committee

The members of the Audit Committee are William M. Sheriff, William B. Harris and Richard M. Cherry.

Compensation Committee

The members of the Compensation Committee are William M. Sheriff, William B. Harris and Nathan A. Tewalt.

The members of the Compensation Committee reviewed the service agreement from Dennis E. Stover, doing business as Stover Alliance LLC, and the Consulting Agreement with Golden Predator US Holding Corp. and the Board unamimously agreed to the terms in each agreement. The Board has decided not to pay director fees at this time.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors and receives reports from each committee respecting its own effectiveness.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirming Stock Option Plan

In accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

At the Meeting, shareholders will be asked to confirm the Company’s Stock Option Plan, which has been in effect since April 8, 2015.  A summary of the material terms of the Stock Option Plan are described under the heading “Stock Options” in this circular.

Accordingly, at the Meeting, the shareholders will be asked to pass the following resolution:

“IT IS RESOLVED as an ordinary resolution that the Stock Option Plan is hereby approved and confirmed.”

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information about the Company is provided in the Company’s comparative annual financial statements to December 31, 2014, a copy of which, together with Management’s Discussion and Analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com.  Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company, at (208) 719-0261 or ncesmat@tillcap.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 9th day of June, 2015.

ON BEHALF OF THE BOARD

“William M. Sheriff”
William M. Sheriff,
Chairman of the Board

ENCORE ENERGY CORP.

Schedule “A”
Compensation Committee Charter

1.	Constitution

There shall be a committee of the board of directors (the “Board”) of enCore Energy Corp. (the “Company”), to be known as the Compensation Committee (the “Committee”).

2.	Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight role relating to human resource strategy, policies and programs, and all matters relating to the proper utilization of human resources within the Company, with special focus on management succession, development and compensation. The Committee shall prepare or receive reports and make recommendations to the Board on matters that include:

a)	compensation of the Company’s senior management;

b)	stock options granting procedures;

c)	employee benefits;

d)	employee pension plans;

e)	directors’ compensation; and

f)	such other matters as may be determined by the Board.

3.	Membership

The Committee shall consist of three or more members of the Board, the majority of whom, the Board has determined, has no material relationship with the Company and each of whom is otherwise “independent” as defined by National Instrument 52-110 Audit Committees.

The members of the Committee shall be appointed or reappointed at a meeting of the Board to be held immediately following the annual general meeting of shareholders (the “AGM”), and in the normal course of business will serve until the close of the subsequent meeting of shareholders. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of the Board’s failure to do so, the members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman shall not be a former officer of the Company and shall serve as a liaison between the Committee and Management.

4.	Operations

Meetings of the Committee shall be held at least once annually, provided that due notice is given and a quorum of a majority of the members is present.  Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

5.	Specific Duties

a)	the Committee shall review and make recommendations to the Board at least annually regarding the following:

b)	the appointment, performance, succession and remuneration of executive officers;

c)	the Company's succession and leadership plans at the executive officer level;

d)
corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluation of the performance of the CEO in light of those goals and objectives, and the CEO’s compensation level based on this evaluation;

e)
remuneration and compensation policies, including short and long-term incentive compensation plans, such as stock option and share bonus grants in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost;

f)	the granting of stock options to directors, officers and other key employees and consultants of the Company;

g)	all other remuneration matters, including severance or similar termination payments proposed to be made to any current or former member of senior management of the Company;

h)	in consultation with management, ensure that the Company’s disclosure with respect to executive compensation matters is full, true and complete, prior to its public release; and

i)	prepare and issue the reports required under “Committee Reports”.

The Committee shall have such other powers and duties as delegated to it by the Board.

6.	Committee Reports

The Committee shall produce a summary of the actions taken at each Committee meeting or a report of resolutions approved, which shall be presented to the Board at the subsequent Board meeting.

7.	Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including retaining and compensating such independent advisors as it may deem necessary or advisable to fulfill its duties, without seeking approval of the Board or management.  The expenses related to such engagement shall be funded by the Company.

With respect to compensation consultants retained to assist in the evaluation of director, or senior management compensation, this authority shall be vested solely in the Committee.

8.	Access to Information

In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution to the Committee’s obligations and shall discuss with the Chief Executive Officer such records and other matters considered appropriate.

Adopted by the Board of Directors of enCore Energy Corp. on August 12, 2013.

ENCORE ENERGY CORP.

Schedule “B”
Audit Committee Charter

1.           Mandate

The audit committee will assist the Board of directors of the Company (the “Board”) in fulfilling its financial oversight responsibilities.  The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors.  To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company’s business, operations and risks.

2.           Composition

The Board will appoint from among their membership an audit committee that will consist of a minimum of three directors.  As long as the Company is a “venture issuer”, as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) the Company is exempt from Part 3 – Composition of the Audit Committee of NI 52-110.  If the Company is not a “venture issuer”, every audit committee member must be “independent” within the meaning of NI 52-110 unless otherwise exempted under NI 52-110. At a minimum each committee member will have no direct or indirect relationship with the Company which, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy.  An individual will be considered financially literate if he or she has the ability to understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be expected to be raised by the Company's financial statements.

3.           Meetings

The audit committee shall meet regularly as requested by the Board, and at other times that the audit committee may determine.  The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditor in separate executive sessions.

4.           Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1           External Audit

The external auditor shall report directly to the audit committee. The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a)         recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)         review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c)         review the performance of the external auditor and recommend to the Board the appointment or discharge of the external auditors;

(d)         review and recommend to the Board the compensation to be paid to the external auditors; and

(e)         review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards.

4.2           Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company.  In carrying out this duty, the audit committee shall:

(a)         evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company; and

(b)         ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3           Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public.  In carrying out this duty, the audit committee shall:

General

(a)         review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b)         review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;

Annual Financial Statements

(c)         prior to public disclosure, review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d)         meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e)         review management’s discussion & analysis respecting the annual reporting period prior to its public disclosure;

Interim Financial Statements

(f)         review and approve the interim financial statements prior to their public disclosure; and

(g)         review management’s discussion & analysis respecting the interim reporting period prior to its public disclosure; and

Release of Financial Information

(h)         where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4           Non-Audit Services

Pre-approval of Non-audit Services

(a)
  All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditor to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(b)         The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

4.5           Other Responsibilities

The audit committee shall:

(a)         establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b)         establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c)         ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d)         review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(e)         ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than financial statements, management discussion and analysis, and annual and interim earnings press releases, and shall periodically assess the adequacy of those procedures;

(f)         perform other oversight functions as requested by the Board; and

(g)         review and update this Charter and receive approval of changes to this Charter from the Board.

4.6           Reporting Responsibilities

The audit committee shall:

(a)	regularly update the Board about committee activities and make appropriate recommendations;

(b)	review and report to the Board of the Company on the following before they are published:

(i)	the financial statements and MD&A (management’s discussion and analysis) (as defined in National Instrument 51-102) of the Company; and

(ii)	the auditor’s report, if any, prepared in relation to those financial statements.

5.           Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a)         engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)         set and pay the compensation for any advisors employed by the audit committee; and

(c)         communicate directly with the internal and external auditors.

Approved by the Board of Directors on July 4, 2012.

ENCORE ENERGY CORP.

Schedule “C”
Stock Option Plan

ENCORE ENERGY CORP. STOCK OPTION PLAN Dated April 8, 2015

TABLE OF CONTENTS

ENCORE ENERGY CORP.

Page No.

ARTICLE 1 DEFINITIONS AND INTERPRETATION		1
1.1	Definitions	1
1.2	Choice of Law	4
1.3	Headings	4

ARTICLE 2 PURPOSE AND PARTICIPATION		5
2.1	Purpose	5
2.2	Participation	5
2.3	Notification of Award	5
2.4	Copy of Plan	5
2.5	Limitation	5

ARTICLE 3 TERMS AND CONDITIONS OF OPTIONS		6
3.1	Board to Allot Shares	6
3.2	Number of Shares	6
3.3	Exercise Price	6
3.4	Term of Option	6
3.5	Termination of Option	7
3.6	Blackout Period	8
3.7	Hold Period and Vesting Requirements	8
3.8	Assignment of Options	9
3.9	Adjustments	9
3.10	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement	9

ARTICLE 4 CHANGE OF CONTROL		9
4.1	Change of Control Event	9
4.2	Board Discretion	10

ARTICLE 5 EXERCISE OF OPTION		11
5.1	Exercise of Option	11
5.2	Issue of Share Certificates	11
5.3	Condition of Issue	11

ARTICLE 6 ADMINISTRATION		11
6.1	Administration	11
6.2	Interpretation	11
6.3	Withholding	12

ARTICLE 7 AMENDMENT AND TERMINATION		13
7.1	Prospective Amendment	13
7.2	Retrospective Amendment	13
7.3	Termination	13
7.4	Agreement	13
7.5	No Shareholder Rights	13
7.6	Record Keeping	13
7.7	No Representation or Warranty	14
7.8	Option Holder Status	14

ARTICLE 8 APPROVALS REQUIRED FOR PLAN		14
8.1	Approvals Required for Plan	14
8.2	Substantive Amendments to Plan	14

STOCK OPTION PLAN
ENCORE

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Acquiring Person” means, any Person who is the beneficial owner of twenty percent (20%) or more of the outstanding Shares of the Company;

(b)
“Administrator” means, initially, the secretary of the Company and thereafter shall mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

(c)	“affiliate” has the meaning ascribed to such term in the Exchange Corporate Finance Manual;

(d)	“associate” has the meaning ascribed to such term in the Securities Act;

(e)	“Award Date” means the date on which the Board grants a particular Option;

(f)	“Board” means the board of directors of the Company;

(g)	“Broker” has the meaning ascribed to it in paragraph 7.3;

(h)	“Change of Control Event” has the meaning ascribed to it in paragraph 4.1;

(i)	“Company” means enCore Energy Corp.;

(j)	“Consultant” means an individual or Consultant Company, other than an Employee or a Director, that:

(i)
is engaged  to provide on an ongoing bona fide basis consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to a distribution,

(ii)	provides the services under a written contract between the Company or the affiliate and the individual or a Consultant Company,

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company, and

(iv)	has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company;

(k)	“Consultant Company” means, for an individual consultant, a company which the individual consultant is an employee or shareholder;

(l)
“Director” means a director, officer, Management Company Employee of the Company or an affiliate of the Company to whom Options can be granted in reliance on a prospectus exemption under applicable securities laws;

(m)	“Discounted Market Price” has the meaning ascribed to such term in the Exchange Corporate Finance Manual;

(n)
“Disinterested Shareholder Approval” means approval by a majority of the votes cast by all the Company’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to shares of the Company beneficially owned by insiders to whom options may be granted under the Plan and their associates and affiliates;

(o)	“Early Termination Date” has the meaning ascribed to it in paragraph 3.5;

(p)	“Effective Time” means, in relation to a Change of Control Event, the time at which the Change of Control Event is, or is deemed to have been, completed;

(q)	“Employee” means:

(i)
an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source),

(ii)
an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work, as an employee of the Company, but for whom income tax deductions are not made at source, or

(iii)
an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

(r)
“Exchange” means the TSX Venture Exchange or, if the Shares are no longer listed for trading on the TSX Venture Exchange, such other exchange or quotation system on which the Shares are listed or quoted for trading;

(s)
“Exchange Corporate Finance Manual” means the corporate finance manual published by the Exchange, as amended from time to time, or if the Shares are no longer listed for trading on the Exchange, the policies of such other exchange or quotation system on which the Shares are listed or quoted for trading;

(t)	“Exchanged Share” means a security that is exchanged for a Share in a Change of Control Event;

(u)
“Exchanged Share Price” means the product of the Share to Exchanged Share ratio multiplied by the five day volume weighted average price of the Exchanged Shares on an exchange for the period ending one day prior to the Effective Time of the Change of Control Event, or, in the case of Exchanged Shares that are not listed or quoted for trading, the fair value of those Exchanged Shares, as determined by the Board as of the day immediately preceding the Effective Time of the Change of Control Event;

(v)	“Exercise Notice” means the notice respecting the exercise of an Option in the form set out as Schedule “B” hereto, duly executed by the Option Holder;

(w)
“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date, subject to the provisions of the Plan relating to the vesting of Options;

(x)	“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.3;

(y)	“Expiry Date” means the date determined in accordance with paragraph 3.4 and after which a particular Option cannot be exercised;

(z)
“In the Money Amount” means: (a) in the case of a Change of Control Event in which the holders of Shares will receive only cash consideration, the difference between the Exercise Price and the cash consideration paid per Share pursuant to that Change of Control Event; (b) in the case of a Change of Control Event in which the holders of Shares will receive Exchanged Shares, the difference between the Exercise Price and the Exchanged Share Price; or (c) in the case of a Change of Control Event in which the holders of Shares will receive cash consideration and Exchanged Shares, the difference between the Exercise Price and the sum of the cash consideration paid per Share plus the Exchanged Share Price;

(aa)	“insider” has the meaning ascribed to such term in the Securities Act;

(bb)	“Investor Relations Activities” has the meaning ascribed to such term in the Securities Act;

(cc)
“Management Company Employee” means an individual employed by a Person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person involved in Investor Relations Activities;

(dd)	“Market Price” has the meaning ascribed to such term in the Exchange Corporate Finance Manual;

(ee)	“Material Information” has the meaning ascribed thereto in the Exchange Corporate Finance Manual;

(ff)	“Option” means an option to acquire Shares, awarded to a Director, Employee or Consultant pursuant to the Plan;

(gg)	“Option Certificate” means the certificate, substantially in the form set out as Schedule “A” hereto, evidencing an Option;

(hh)
“Option Holder” means a Director, Employee or Consultant, or a former Director, Employee or Consultant, who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

(ii)
“Person” means any individual, firm, partnership, limited partnership, limited liability company or partnership, unlimited liability company, joint stock company, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning;

(jj)	“Personal Representative” means:

(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so, and

(ii)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the Person entitled by law to act on behalf of such Option Holder;

(kk)	“Plan” means this stock option plan;

(ll)	“promoter” has the meaning ascribed thereto in the Securities Act;

(mm)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof;

(nn)	“Settlement Amount” has the meaning ascribed to it in paragraph 6.4;

(oo)	“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital of the Company; and

(pp)	“Subsidiary” means any corporation which is a subsidiary, as such term is defined in Subsection 1(1) of the Securities Act.

1.2	Choice of Law

The Plan is established under, and the provisions of the Plan are to be interpreted and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.3	Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2
PURPOSE AND PARTICIPATION

2.1	Purpose

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants, to reward such of those Directors, Employees and Consultants as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments.

2.2	Participation

The Board shall, from time to time, in its sole discretion determine those Directors, Employees and Consultants, if any, to whom Options are to be awarded.  If the Board elects to award an Option to a Director, the Board shall, in its sole discretion but subject to paragraph 3.2, determine the number of Shares to be acquired on the exercise of such Option.  A Director of the Company to whom an Option may be granted shall not participate in the decision of the Board to grant such Option.  If the Board elects to award an Option to an Employee or Consultant, the number of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion, and in so doing the Board may take into account the following criteria:

(a)	the remuneration paid to the Employee or Consultant as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees and Consultants as at the Award Date;

(b)	the length of time that the Employee or Consultant has been employed or engaged by the Company;

(c)	the quality of work performed by the Employee or Consultant; and

(d)	any other factors which it may deem proper and relevant.

A press release is required at the time of grant for Options granted to Option Holders who are insiders or who are Persons involved in Investor Relations Activities.

2.3	Notification of Award

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4	Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan, unless a copy has been previously provided to the Option Holder.  A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5	Limitation

The Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a Director of the Company nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company.  Participation in the Plan by an Option Holder is voluntary.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

3.1	Board to Allot Shares

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

3.2	Number of Shares

The maximum number of Shares issuable under the Plan, together with the number of Shares issuable under outstanding options granted otherwise than under the Plan, shall not exceed 10% of the issued and outstanding Shares of the Company.  Additionally, the Company shall not grant Options:

(a)
to any one Person in any 12 month period which could, when exercised, result in the issuance of Shares exceeding five percent (5%) of the issued and outstanding Shares of the Company unless the Company has obtained the requisite Disinterested Shareholder Approval to the grant

(b)	to any one Consultant in any 12 month period which could, when exercised, result in the issuance of Shares exceeding 2% of the issued and outstanding Shares of the Company; or

(c)
in any 12 month period, to Persons employed or engaged by the Company to perform Investor Relations Activities which could, when exercised, result in the issuance of Shares exceeding, in aggregate, 2% of the issued and outstanding Shares of the Company.

If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which Option expired or terminated shall again be available for the purposes of the Plan.

Options may not be granted unless and until the Options have been allocated to specific Persons, and then, once allocated, a minimum Exercise Price can be established.

3.3	Exercise Price

The Exercise Price shall be that price per share, as determined by the Board in its sole discretion as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, and shall be set at a minimum of the closing price of the Company’s Shares traded through the facilities of the Exchange on the day preceding the Award Date, or such other price as may be required by the Exchange.  Any reduction in the exercise price of an Option held by an Option Holder who is an insider of the Company at the time of the proposed reduction will require Disinterested Shareholder Approval.

3.4	Term of Option

Subject to paragraph 3.5 and Article 4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than the fifth anniversary of the Award Date of the Option.

3.5	Termination of Option

An Option Holder may, subject to any vesting provisions applicable to Options hereunder, exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum or maximum number of Shares in respect of which an Option Holder may exercise part of any Option held by such Option Holder.  Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Vancouver, British Columbia, on the Expiry Date.  Subject to Article 4, the Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded and the date established, if applicable, in sub-paragraphs (a) to (c) below (the “Early Termination Date”):

(a)	Death

In the event that the Option Holder should die while he or she is still a Director (if he or she holds his or her Option as Director) or Employee or Consultant (if he or she holds his or her Option as Employee or Consultant), the Early Termination Date shall be twelve months from the date of death of the Option Holder;

(b)	Ceasing to Hold Office

In the event that the Option Holder holds his or her Option as Director of the Company and such Option Holder ceases to be a Director of the Company other than by reason of death, the Early Termination Date of the Option shall be the 90th day following the date the Option Holder ceases to be a Director of the Company unless the Option Holder ceases to be a Director of the Company but continues to be engaged by the Company as an Employee or a Consultant, in which case the Expiry Date shall remain unchanged, or unless the Option Holder ceases to be a Director of the Company as a result of:

(i)	ceasing to meet the qualifications set forth in the Business Corporations Act (British Columbia);

(ii)	a resolution having been passed by the shareholders of the Company pursuant to the Business Corporations Act (British Columbia) removing the Director as such; or

(iii)	by order of the British Columbia Registrar of Companies, British Columbia Securities Commission, the Exchange or any other regulatory body having jurisdiction to so order,

in which case the Early Termination Date shall be the date the Option Holder ceases to be a Director of the Company;

(c)	Ceasing to be an Employee or a Consultant

In the event that the Option Holder holds his or her Option as an Employee or Consultant of the Company and such Option Holder ceases to be an Employee or Consultant of the Company other than by reason of death, the Early Termination Date of the Option shall be the 90th day following the date the Option Holder ceases to be an Employee or Consultant of the Company unless the Option Holder ceases to be an Employee or Consultant of the Company as a result of:

(i)	termination for cause or, in the case of a Consultant, breach of contract; or

(ii)	by order of the British Columbia Registrar of Companies, British Columbia Securities Commission, the Exchange or any other regulatory body having jurisdiction to so order,

in which case the Early Termination Date shall be the date the Option Holder ceases to be an Employee or Consultant of the Company.

Any termination of an Employee’s employment with the Company for any reason shall occur on the date the Employee ceases to perform services for the Company without regard to any period of notice or where the Employee continues thereafter to receive any compensatory payments therefrom or is paid salary thereby in lieu of notice of termination of employment.

Notwithstanding the foregoing, the Early Termination Date for Options granted to any Option Holder engaged primarily to provide Investor Relations Activities shall be the 30th day following the date that the Option Holder ceases to be employed in such capacity, unless the Option Holder continues to be engaged by the Company as an Employee or Director, in which case the Early Termination Date shall be determined as set forth above.

3.6	Blackout Period

The Company may from time to time impose trading blackouts during which Directors, Consultants or Employees may not trade in the securities of the Company. If a trading blackout is imposed, subject to the terms of the blackout and the Company’s blackout policy, Option Holders may not exercise Options until expiry of the blackout period.

As a result of the foregoing limitation, the term of any Option that would otherwise expire during a blackout period will be extended by 10 business days following the expiry of such blackout period, provided that the following requirements are satisfied:

(a)
the blackout period must be formally imposed by the Company pursuant to its internal trading policies.  For greater certainty, in the absence of the Company formally imposing a blackout period, the expiry date of any Options will not be automatically extended in any circumstances;

(b)	the blackout period must expire upon the general disclosure of the undisclosed Material Information; and

(c)
the automatic extension of an Option Holder’s Options will not be permitted where the Optionee or the Company is subject to a cease trade order (or similar order under securities laws) in respect of the Company’s securities.

3.7	Hold Period and Vesting Requirements

The Company may grant Options without an Exchange hold period provided that the Option is not granted to an insider or promoter of the Company and provided that the Exercise Price of an Option is based on the Market Price and not at a discount to the Market Price.

All Options granted pursuant to the Plan will be subject to such vesting requirements as may be imposed by the Board.  The Option Certificate representing any such Option will disclose any vesting conditions.  Notwithstanding the foregoing, Options issued to Consultants performing Investor Relations Activities will vest in stages over at least 12 months with no more than 1/4 of the Options vesting in any three month period.

3.8	Assignment of Options

Options may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 5.1, exercise the Option within the Exercise Period.

3.9	Adjustments

If, prior to the complete exercise of any Option, the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the “Event”) other shares of the Company, an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate.  No fractional Shares shall be issued upon the exercise of any Option and accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional Share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.  Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Option unless such amount of Shares represents the balance left to be exercised under the Option.

3.10	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If an Option Holder retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Certificate with respect to the right to purchase Shares which were not vested at the time or which, if vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Option Holder.

ARTICLE 4
CHANGE OF CONTROL

4.1	Change of Control Event

If at any time when an Option granted under this Plan remains unexercised with respect to any Shares and:

(a)	a Person makes an offer to acquire Shares that, regardless of whether the acquisition is completed, would make the Person an Acquiring Person;

(b)	an Acquiring Person makes an offer, regardless of whether the acquisition is completed, to acquire Shares;

(c)	the Company proposes to sell all or substantially all of its assets and undertakings;

(d)
the Company proposes to merge, amalgamate or be absorbed by or into any other corporation (save and except for a Subsidiary) under any circumstances which involve or may involve or require the liquidation of the Company, a distribution of its assets among its shareholders, or the termination of the corporate existence of the Company;

(e)	the Company proposes an arrangement as a result of which a majority of the outstanding Shares of the Company would be acquired by a third party; or

(f)	any other form of transaction is proposed which the majority of the Board determines is reasonably likely to have similar effect as any of the foregoing

(each a “Change of Control Event”), then, in connection with of any of the foregoing Change of Control Events, the vesting of all Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the Effective Time of the Change of Control Event, subject to any required approval of the Exchange, and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

(i)	terminating without any payment or other consideration, any Options not exercised or surrendered by the Effective Time of the Change of Control Event;

(ii)
causing the Company to offer to acquire from each Option Holder his or her Options for a cash payment equal to the In the Money Amount, and any Options not so surrendered or exercised by the Effective Time of the Change of Control Event will be deemed to have expired; and

(iii)
exchanging an Option granted under this Plan for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Option Holder in respect of the Shares issued to the Option Holder had he or she exercised the Option prior to the Effective Time of the Change of Control Event, provided that any such replacement option must provide that it survives for a period of not less than one year from the Effective Time of the Change of Control Event, regardless of the continuing directorship, officership or employment of the holder.

4.2	Board Discretion

For greater certainty, and notwithstanding anything else to the contrary contained in this Plan, the Board shall have the power, in its sole discretion, in any Change of Control Event which may or has occurred, to make such arrangements as it shall deem appropriate for the exercise of outstanding Options including, without limitation, to modify the terms of this Plan and/or the Options as contemplated above, subject to any required approval of the Exchange.  If the Board exercises such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Option Holder at any time or from time to time as determined by the Board prior to or in conjunction with completion of the Change of Control Event.

ARTICLE 5
EXERCISE OF OPTION

5.1	Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

5.2	Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares purchased pursuant to the exercise of the Option.  If the number of Shares purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of Shares available under the Option.

5.3	Condition of Issue

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of the Exchange or any stock exchange on which the Shares may be listed.  The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully co-operate with the Company in complying with such laws, rules and regulations.

ARTICLE 6
ADMINISTRATION

6.1	Administration

The Plan shall be administered by the Administrator on the instructions of the Board.  The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan.  The Board may delegate to the Administrator or any Director or Employee of the Company such administrative duties and powers as it may see fit.

6.2	Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder.  No member of the Board or any Person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such Person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

6.3	Withholding

The Company may withhold from any amount payable to an Option Holder, either under this Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to grants hereunder (the “Withholding Obligations”).  The Company shall also have the right in its discretion to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Option Holder such number of Shares issued to the Option Holder sufficient to fund the Withholding Obligations (after deducting commissions payable to the broker), or retaining any amount payable which would otherwise be delivered, provided or paid to the Option Holder hereunder.

The Company may require an Option Holder, as a condition to exercise of an Option, to make such arrangements as the Company may require so that the Company can satisfy applicable Withholding Obligations with respect to such exercise, including, without limitation, requiring the Option Holder to: (i) remit the amount of any such Withholding Obligations to the Company in advance; (ii) reimburse the Company for any such Withholding Obligations; (iii) authorize the Company to sell, on behalf of the Option Holder, all of the Shares issuable upon exercise of such Options or such number of Shares as is required to satisfy the Withholding Obligations and to retain such portion of the net proceeds (after payment of applicable commissions and expenses) from such sale the amount required to satisfy any such Withholding Obligations; or (iv) cause a broker who sells Shares acquired by the Option Holder under the Plan on behalf of the Option Holder to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Company.  The Company undertakes to remit any such amount to the applicable taxation or regulatory authority on account of such Withholding Obligations.

Any Shares of an Option Holder that are sold by the Company, or by a broker engaged by the Company (the “Broker”), to fund Withholding Obligations will be sold as soon as practicable in transactions effected on the Exchange or such other stock exchange where the majority of the trading volume and value of the Shares occurs. In effecting the sale of any such Shares, the Company or the Broker will exercise its sole judgement as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price.  Neither the Company nor the Broker will be liable for any loss arising out of any sale of such Shares including any loss relating to the manner or timing of such sales, the prices at which the Shares are sold or otherwise.  In addition, neither the Company nor the Broker will be liable for any loss arising from a delay in transferring any Shares to an Option Holder.  The sale price of Shares sold on behalf of Option Holders will fluctuate with the market price of the Company’s shares and no assurance can be given that any particular price will be received upon any such sale.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1	Prospective Amendment

Subject to applicable regulatory and, if required by any relevant law, rule or regulation applicable to the Plan, to shareholder approval, the Board may from time to time amend the Plan and the terms and conditions of any Option thereafter to be granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Plan, any Option or the Shares or for any other purpose which may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.   Notwithstanding the foregoing, the Board may, subject to the requirements of the Exchange, amend the terms upon which each Option shall become vested with respect to Shares without further approval of the Exchange, other regulatory bodies having authority over the Company, the Plan or the shareholders.

7.2	Retrospective Amendment

Subject to applicable regulatory and, if required by any relevant law, rule or regulation applicable to the Plan, to shareholder approval, the Board may from time to time retrospectively amend the Plan and, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options which have been previously granted.  For greater certainty, the policies of the Exchange currently require that disinterested shareholder approval be obtained for any reduction in the Exercise Price of any Option held by an insider of the Company.

7.3	Termination

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination.  Notwithstanding the termination of the Plan, the Company, Options awarded under the Plan, Option Holders and Shares issuable under Options awarded under the Plan shall continue to be governed by the provisions of the Plan.

7.4	Agreement

The Company and every Person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of the Plan.

7.5	No Shareholder Rights

An Option Holder shall not have any rights as a shareholder of the Company with respect to any of the Shares covered by an Option until the Option Holder exercises such Option in accordance with the terms of the Plan and the issuance of the Shares by the Company.

7.6	Record Keeping

The Company shall maintain a register in which shall be recorded the name and address of each Option Holder, the number of Options granted to an Option Holder, the details thereof and the number of Options outstanding.

7.7	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

7.8	Option Holder Status

For stock options granted to Employees, Consultants or Management Company Employees, the Company and the Option Holder are responsible for ensuring and confirming that the Option Holder is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

ARTICLE 8
APPROVALS REQUIRED FOR PLAN

8.1	Approvals Required for Plan

Prior to its implementation by the Company, the Plan is subject to approval by the Exchange and thereafter the Plan must be approved by shareholders and the Exchange on an annual basis.  The Company will obtain Disinterested Shareholder Approval of Options if the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of Options exceeding 10% of the issued shares of the Company.

8.2	Substantive Amendments to Plan

Any substantive amendments to the Plan shall be subject to the Company first obtaining the approvals of:

(a)
the shareholders or disinterested shareholders, as the case may be, of the Company at a general meeting where required by the rules and policies of the Exchange or any stock exchange on which the Shares may be listed for trading; and

(b)	the Exchange or any stock exchange on which the Shares may be listed for trading.

Approved by the directors on this 8 day of April, 2015.

ON BEHALF OF THE BOARD OF
ENCORE ENERGY CORP.

“Dennis E. Stover”
Dennis E. Stover
Chief Executive Officer

ENCORE ENERGY CORP.

SCHEDULE “A”
STOCK OPTION PLAN OPTION CERTIFICATE

This Certificate is issued pursuant to the enCore Energy Corp. (the “Company”) Stock Option Plan (the “Plan”) and evidences that ________________  (the “Option Holder”) is the holder of an option (the “Option”) to purchase up to ________________ common shares (the “Shares”) in the capital stock of the Company at a purchase price of $________________ per Share.  Subject to the provisions of the Plan:

(a)	the Award Date of this Option is ________________ ; and

(b)	the Expiry Date of this Option is ________________ .

The right to purchase Shares under the Option will vest in the Holder in __________ increments over the term of the Option as follows:

Dates	Cumulative Number of Shares which may be Purchased

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 local time in Vancouver, British Columbia on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to “enCore Energy Corp.” in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which the Option is being exercised.  If the Option Holder is an employee, consultant or management company employee, the Option Holder confirms that it is a bona fide employee, consultant or management company employee, as the case may be.

This Certificate and the Option evidenced hereby are not assignable, transferable or negotiable and are subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this ________________ day of ________ , 20___ .

ENCORE ENERGY CORP.

Per: _______________________________
Authorized Signatory

SCHEDULE “B”
EXERCISE NOTICE

TO:	The Administrator, Stock Option Plan
enCore Energy Corp.
34 King Street East, Suite 1200
Toronto, Ontario M5C 2X8

1.	Exercise of Option

The undersigned hereby irrevocably gives notice, pursuant to the Stock Option Plan (the “Plan”) of enCore Energy Corp. (the “Company”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Shares; or

(b)	________________ of the Shares which are the subject of the option certificate attached hereto.

Calculation of total Exercise Price:

(a)	number of Shares to be acquired on exercise:	shares

(b)	times the Exercise Price per Share:	$

Total Exercise Price, as enclosed herewith:	$

The undersigned tenders herewith a cheque or bank draft (circle one) in the amount of $___________, payable to “enCore Energy Corp.” in an amount equal to the total Exercise Price of the Shares, as calculated above, and directs the Company to issue the share certificate evidencing the Shares in the name of the undersigned to be mailed to the undersigned at the following address:

All capitalized terms, unless otherwise defined in this exercise notice, will have the meaning provided in the Plan.

DATED the ________________  day of _____________________________ .

Witness	Signature of Option Holder

Name of Witness (Print)	Name of Option Holder (Print)